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                                March 8, 2024

       Elvis Diao
       President
       Kioni Holdings Ltd
       114 Lavender Street, #08-72 CT Hub 2
       Singapore 338729

                                                        Re: Kioni Holdings Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2024
                                                            File No. 333-277004

       Dear Elvis Diao:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed February 12, 2024

       Cover Page

   1. We note your disclosure that Mr. Diao holds all 60,000 shares of common stock outstanding and will
therefore continue to own more than 50% of outstanding shares even if all shares in this
offering are sold. Please disclose Mr. Diao's controlling interest on the prospectus cover page,
quantifying the percentage of his interest assuming the sale of all
                                                        50,000 shares, and
acknowledge that he will have the ability to determine the outcome of matters requiring
shareholder approval. Make conforming revisions in the prospectus summary and risk
factors sections.
   2. Please clarify whether you have made any arrangements to place the funds from this offering in an escrow,
trust, or similar account. If you have not made any of these arrangements, state
this fact and describe the effect on investors. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K.
 Elvis Diao
FirstName  LastNameElvis Diao
Kioni Holdings  Ltd
Comapany
March      NameKioni Holdings Ltd
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
Prospectus Summary
Our Business, page 1

3. Where you discuss your "modest revenue from operations," please revise to quantify the revenues you have generated. Disclose your monthly "burn rate" and the month in which you will run out of funds without additional capital. Lastly, in the discussion of your auditor's going concern opinion, you state that your net loss was $950 as of December 31,
         2023, while the financial statements indicate that your net loss and accumulated deficit as of December 31, 2023 was $12,950. Please revise for consistency.
Risk Factors, page 4

4. Please add a risk factor that acknowledges, if true, your dependence on third-party suppliers to provide services to your current and anticipated customers and discusses any associated risks. In this regard, we note your disclosure elsewhere that you have been
         "arranging...consultants to deliver [y]our services" and have entered into service agreements with an IT service provider and a financial consulting company.
We will incur ongoing costs and expenses for SEC reporting and compliance..., page 9

5. Please reconcile your statement that, "The costs associated with being a publicly traded company in the next 12 months will be approximately $25,000," with the indication in the
         Use of Proceeds section that $10,000 will be dedicated to "SEC reporting and compliance" under all offering proceed scenarios.
Use of Proceeds, page 10

6. Please clarify the nature and scope of Mr. Diao's agreement to loan additional funds to the company. In this section, you state that he has agreed to loan funds solely "to complete the registration process," but on page 18 you disclose that Mr. Diao has agreed to loan funds
         "to implement [y]our business plan." Further, you state here that this commitment is "non-
         binding and discretionary," while page 1 suggests that you have a "loan commitment"
         from him and page F-8 indicates that he "has agreed" to provide a loan. Revise here and elsewhere throughout the prospectus, including the prospectus summary, to consistently indicate whether Mr. Diao has entered into a written or verbal agreement with respect to his commitment to loan additional funds and the amount of funds he has agreed to loan. If he has entered into a written or verbal agreement, remove conflicting disclosure suggesting that there is "no contract in place" and that the arrangement is "non-binding."
Dilution, page 11

7. Please show us how you calculated the net tangible book deficit per share before the offering. Additionally, please explain why $5,600 was deducted for the website development intangible asset, as opposed to the $5,700 presented in your balance sheet as of December 31, 2023 on page F-2.
 Elvis Diao
FirstName  LastNameElvis Diao
Kioni Holdings  Ltd
Comapany
March      NameKioni Holdings Ltd
       8, 2024
March3 8, 2024 Page 3
Page
FirstName LastName
Description of Our Business
Customers, page 14

8. We note that you have generated limited revenues and state on page 5 that you have "a few customers to start." If true, please revise to acknowledge here your dependence on such customers and discuss the material terms of any arrangements with them. Refer to
         Item 101(h)(4)(vi) of Regulation S-K. For example, please clarify whether your existing customers have entered into a "three-month service agreement with the Company" that you state will be "typically" entered into with customers elsewhere in your Business disclosure.
Agreements, page 15

9. Please revise to briefly describe the material terms of your agreements with Arpa Infinity
         Limited and GTH Corporate Services Limited. For example, discuss your obligations to accept services from and provide payments (i.e. costs and fees) to these third-party suppliers. Please file the agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 18

10. You state in this section that, "If we raise 25% of the money from this offering, we believe it will fund operations for approximately three months...If we raise 100% of money from this offering, we believe the money will last for one year..." This conflicts with your disclosure elsewhere throughout the registration statement that 25% of the maximum offering proceeds, or $25,000, is the minimum amount sufficient to implement your plan of operations for the next twelve months. Please revise this statement or advise.
Certain Relationships and Related Transactions, page 22

11. Please revise to disclose any consideration paid by Mr. Diao for the issuance of the 60,000 shares of common stock discussed in this section. Additionally, we note your disclosure elsewhere that Mr. Diao provides the company with a workstation at no cost and has verbally agreed to loan the company certain amounts. Please supplement this section to disclose such arrangements and provide the information called for by
Item 404(a) of
         Regulation S-K with respect to them. Refer to Item 404(d) of Regulation S-K.
Market for Common Equity and Related Stockholder Matters, page 23

12. Please remove or revise your statement that, "We anticipate upon the effectiveness of the registration statement that [a] market maker will file an application on our behalf in order to be quoted on the [OTCQB]" to align with your disclosure elsewhere that you will seek quotation on the OTCQB only after the offering is complete and that there have been no commitments from a market maker to date.
 Elvis Diao
FirstName  LastNameElvis Diao
Kioni Holdings  Ltd
Comapany
March      NameKioni Holdings Ltd
       8, 2024
March4 8, 2024 Page 4
Page
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-1

13. Your auditor references your balance sheets from inception November 28, 2023 to
         December 31, 2023 in the first paragraph of the audit report. Please have your auditor revise their report to identify the correct financial statements that have been audited. Refer to PCAOB AS 3101.08(b).
Statement of Cash Flows, page F-5

14. Please tell us how you determined the cash proceeds from common stock subscription represent operating activities, as opposed to financing activities. Refer to ASC 230-10-45-
         14.
Notes to the audited financial statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

15. You state that you recognize revenue in accordance with ASC 605. Please revise your financial statements and revenue recognition accounting policy as necessary to conform to the guidance in ASC 606. Refer to ASC 606-10-S65-1.
Item 16. Exhibits, page II-2

16. You indicate that an opinion regarding the legality of the shares being registered is "filed herein" as Exhibit 5.1, but this does not appear to be the case. Please file such an opinion as an exhibit to the registration statement. Refer to Item 601(b)(5) of Regulation S-K.
17. Please have your auditor revise their consent in Exhibit 23.2 to include a statement acknowledging the reference of their name as an expert in accounting and auditing on page 26 of the filing. Refer to Rule 436 of Regulation C.
General

18. We note that the forum selection provision in Article X, Section 3 of your by-laws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to derivative actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors
 Elvis Diao
Kioni Holdings Ltd
March 8, 2024
Page 5
         cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameElvis Diao                                   Sincerely,
Comapany NameKioni Holdings Ltd
                                                               Division of
Corporation Finance
March 8, 2024 Page 5                                           Office of Trade
& Services
FirstName LastName